Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated October 28, 2010
(to Prospectus dated October 29, 2008)
Registration No. 333-154835
October 28, 2010

JABIL CIRCUIT, INC.
Pricing Supplement
Pricing Supplement dated October 28, 2010 to Preliminary Prospectus Supplement dated October 28, 2010 of Jabil Circuit, Inc. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Jabil Circuit, Inc.

Title of Security	5.625% Senior Notes due 2020

Aggregate Principal Amount	$400,000,000

Maturity	December 15, 2020

Public Offering Price	100.000%, plus accrued interest, if any, from November 2, 2010

Coupon	5.625%

Yield to Maturity	5.625%

Spread to Treasury	+297 bps

Benchmark	UST 2.625% due August 15, 2020

Interest Payment Dates	June 15 and December 15 of each year, beginning on June 15, 2011

Record Dates	June 1 and December 1

Optional Redemption	We may redeem the notes at our option at any time, either in whole or in part at 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$400,000,000

Underwriting Discount	2.00%

Net Proceeds to Issuers before Expenses	$392,000,000

Approximate Net Proceeds to Issuers after Estimated Expenses	$391,000,000

Trade Date	October 28, 2010

Settlement Date	November 2, 2010 (T+3)

Joint Book-Running Managers	J.P. Morgan Securities LLC
	Banc of America Securities LLC
	Citigroup Global Markets Inc.
	RBS Securities Inc.

Senior Co-Managers	BNP Paribas Securities Corp.
	HSBC Securities (USA) Inc.
	Mizuho Securities USA Inc.
	Scotia Capital (USA) Inc.
	Daiwa Capital Markets America Inc.

Co-Managers	BBVA Securities Inc.
	Comerica Securities, Inc.
	SunTrust Robinson Humphrey, Inc.
	U.S. Bancorp Investments, Inc.

Allocation	Name	Principal Amount of
		Notes to be Purchased
	J.P. Morgan Securities LLC	$120,000,000
	Banc of America Securities LLC	60,000,000
	Citigroup Global Markets Inc.	60,000,000
	RBS Securities Inc.	48,000,000
	BNP Paribas Securities Corp.	18,000,000
	HSBC Securities (USA) Inc.	18,000,000
	Mizuho Securities USA Inc.	18,000,000
	Scotia Capital (USA) Inc.	18,000,000
	Daiwa Capital Markets America Inc.	18,000,000
	BBVA Securities Inc.	8,000,000
	Comerica Securities, Inc.	6,000,000
	SunTrust Robinson Humphrey, Inc.	6,000,000
	U.S. Bancorp Investments, Inc.	2,000,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 466313 AF0
	ISIN: US466313AF08

Listing	None

Form of Offering	SEC Registered (Registration No. 333-154835)

Additional Information:	The following changes will be made to the Preliminary Prospectus Supplement. Other information (including financial information) is deemed to have changed to the extent affected by the changes described below.

The second bullet-point in the section entitled “Capitalization” on page S-32 of the Preliminary Prospectus Supplement is hereby amended and shall read in its entirety as follows:
•	on an as adjusted basis to give effect to (i) $391 million of net proceeds from this offering and (ii) the use of this $391 million of net proceeds to repay in full the $340.0 million outstanding under the term portion of our Credit Facility and to repay a portion of the outstanding amounts under our foreign securitization program.
The table in the section entitled “Capitalization” on page S-33 of the Preliminary Prospectus Supplement will be updated to reflect the following changes ($ in thousands):

As adjusted
Short-term debt and current installments of notes payable, long term debt and capital lease obligations:
Term portion of the Credit Facility	0
Foreign Securitization Program	20,436
Total short-term debt and current installments of long-term debt	96,566
Notes payable, long-term debt and capital lease obligations, less current installments:

Term portion of the Credit Facility	0
Total long-term debt	$1,098,930
Total debt(5)	$1,195,496
Total capitalization	$2,773,542
The following shall be inserted as the last sentence in the last paragraph in the section entitled “Underwriting; Conflict of Interest” on page S-79 of the Preliminary Prospectus Supplement:
Daiwa Capital Markets America Inc. (“DCMA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DCMA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DCMA, DCMA will pay to SMBCSI a mutually agreed-upon fee.” Sumitomo Mitsui Banking Corporation, an affiliate of SMBCSI, is currently a lender under our Credit Facility.

FREE WRITING PROSPECTUS LEGEND
JABIL CIRCUIT, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS JABIL CIRCUIT, INC. HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT JABIL CIRCUIT, INC. AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, JABIL CIRCUIT, INC., THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES LLC, 383 MADISON AVENUE, FLOOR 27, NEW YORK, NEW YORK 10179 OR BY CALLING (212) 270-6000.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.